PRESS RELEASE

NEW GOLD APPOINTS UNDERGROUND MINING CONTRACTOR

December 7, 2006, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to announce the appointment of Cementation Canada Inc. as the Underground Mining Contractor for the proposed development of its New Afton Copper-Gold Project, located near Kamloops, British Columbia, Canada.

The Underground Mining Contract has been sub-divided into 2 phases.  In Phase 1, which has commenced, Cementation is integrating with New Gold’s project team to assist in the completion of the Feasibility Study, in order to ensure a smooth, fast-track transition to the underground development of the New Afton Project.  In Phase 2, the Mining Contractor will supply all required management, supervision, and labour to complete all mine development and early production activities.

In making this announcement, Chris Bradbrook, President and CEO, commented: “We are very happy to have Cementation as a major partner in the proposed development of our New Afton Copper-Gold Project.  Initiation of the underground development is the most time sensitive component of the construction of a mine at New Afton.  In order to expedite this development, it was critical that we appointed a Mining Contractor to enable mobilization in early 2007.  We are therefore very pleased that Cementation is able to do this.”

Cementation was selected following a thorough bid process, during which a number of major mining contractors expressed interest in completing this work for New Gold.  Cementation Canada Inc. specializes in underground mine development, construction and operation, and is currently completing major projects throughout North America.  Currently, their clients include Diavik Diamonds Mine Inc., Goldcorp Inc., CVRD-Inco Ltd., and Xstrata Copper.  Cementation is based in North Bay, Ontario, Canada.

 PROJECT UPDATE

A draft of the Feasibility Study is scheduled for completion before year end.  Following a review period, it is expected that the final study will be made publicly available in Q1, 2007.  In addition, the draft mine permit application was recently submitted, and is being reviewed.  Once accepted as final by the Regional Mine Development Review Committee, the formal 60 day review process will commence.  Deep drilling beneath the current resource continues with one diamond drill rig.

New Gold currently has approximately CDN$70 million in cash and short term investments, and has 24 million shares outstanding and 30.5 million fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.  The Company does not intend, and does not assume any obligations, to update these forward-looking statements and information.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.